                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 AMENDMENT #1

                                      TO

                                  FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS
      Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                              PCSupport.com, Inc.
--------------------------------------------------------------------------------
                (Name of Small Business Issuer in its Charter)

          Nevada                              Application Pending
--------------------------------------------------------------------------------
(State or other jurisdiction of incorporation or organization)
(I.R.S Employer Identification No.)

  Suite 280, 4400 Dominion Street, Burnaby, British Columbia, Canada V5G 4G3
--------------------------------------------------------------------------------
  (Address of Principal Executive Offices)                       (Zip Code)

Issuer's Telephone Number:          (604) 419-4490
                           -----------------------------------------------------
Securities to be registered under Section 12(b) of the Act:

Title of Each Class                 Name of Each Exchange on Which
to be so Registered:                Each Class is to be Registered:

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Securities to be registered under Section 12(g) of the Act:

                        Common Stock, par value $0.001
--------------------------------------------------------------------------------
                               (Title of Class)


--------------------------------------------------------------------------------
                               (Title of Class)

                              PART F/S FINANCIAL

                      Consolidated Financial Statements of


                      PCSUPPORT.COM, INC. AND SUBSIDIARY
                       (A Development Stage Enterprise)
                          (Expressed in U.S. Dollars)


                           Year ended June 30, 1999
           Period from December 10, 1997 (inception) to June 30, 1998

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
PCsupport.com, Inc.

We have audited the consolidated balance sheets of PCsupport.com, Inc. and subsidiary (a Development Stage Enterprise) as of June 30, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended June 30, 1999, the period from December 10, 1997 (inception) to June 30, 1998 and for the period from December 10,1997 (inception) to June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of PCsupport.com, Inc. and subsidiary (a Development Stage Enterprise) as of June 30, 1999 and 1998, and the results of their operations and their cash flows for the year ended June 30, 1999, the period from December 10, 1997 (inception) to June 30, 1998 and for the period from December 10, 1997 (inception) to June 30, 1999, in conformity with United States generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ KPMG LLP

Chartered Accountants


Vancouver, Canada

August 20, 1999

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

                          Consolidated Balance Sheets
                          (Expressed in U.S. Dollars)

                             June 30, 1999 and 1998

                                                                               1999         1998
                                                                         ----------    ---------

                              Assets

Current assets:
  Cash and cash equivalents                                              $  795,809    $       -
  Accounts receivable                                                        14,728            -
  Prepaid expenses                                                           33,950            -
  Other current assets                                                       49,256          242
                                                                         ----------    ---------

   Total current assets                                                     893,743          242

Property and equipment (note 4)                                              11,210        2,702

Intangible asset (note 5)                                                     2,697            -
                                                                         ----------    ---------

                                                                         $  907,650    $   2,944
                                                                         ==========    =========

          Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
  Accounts payable and accrued liabilities                               $   68,266    $   3,710
  Convertible debt (note 6(a))                                                    -       47,729
                                                                         ----------    ---------

   Total current liabilities                                                 68,266       51,439

Stockholders' equity (deficit) (note 6):
  Common stock, $0.001 par value, authorized 100,000,000 shares;
   issued 6,007,169 shares in 1999 and 1,000,000
   shares in 1998                                                             6,007        1,000
  Additional paid-in capital                                              1,982,067      132,799
  Deferred stock compensation                                              (198,909)           -
  Deficit accumulated during the development stage                         (949,496)    (182,294)
  Treasury stock, 285,000 shares in 1999, at cost                              (285)           -
                                                                         ----------    ---------

   Total stockholders' equity (deficit)                                     839,384      (48,495)
                                                                         ----------    ---------

Commitments and contingencies (note 7)
Subsequent events (note 12)

                                                                         $  907,650    $   2,944
                                                                         ==========    =========

See accompanying notes to consolidated financial statements.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

                     Consolidated Statements of Operations
                          (Expressed in U.S. Dollars)

                                                                      Period from       Period from
                                                                     December 10,      December 10,
                                                                             1997              1997
                                                    Year ended     (inception) to    (inception) to
                                                  June 30, 1999     June 30, 1998     June 30, 1999
                                                  -------------    --------------    --------------
Revenue                                              $       99         $       -         $      99
Cost of services                                             86                 -                86
                                                     ----------         ---------         ---------

 Gross profit                                                13                 -                13
                                                     ----------         ---------         ---------

Operating expenses:
  Research and development                               17,646             2,814            20,460
  Marketing and promotion                               477,103           120,918           598,021
  General and administrative                            265,953            58,562           324,515
                                                     ----------         ---------         ---------
                                                        760,702           182,294           942,996
                                                     ----------         ---------         ---------

Loss from operations                                   (760,689)         (182,294)         (942,983)

Interest expense, net                                     6,513                 -             6,513
                                                     ----------         ---------         ---------

Loss for the period                                  $ (767,202)        $(182,294)        $(949,496)
                                                     ==========         =========         =========

Net loss per common share, basic and diluted         $     (.46)        $    (.22)
                                                     ==========         =========

Weighted average common shares outstanding,
  basic and diluted                                   1,659,455           857,171
                                                     ==========         =========

See accompanying notes to consolidated financial statements.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

           Consolidated Statements of Stockholders' Equity (Deficit)
                          (Expressed in U.S. Dollars)

                            Year ended June 30, 1999
           Period from December 10, 1997 (inception) to June 30, 1998

                                                                                    Deficit
                                                                                Accumulated
                                   Common Shares     Additional      Deferred        During      Treasury Stock                Total
                                ------------------      Paid-in         Stock   Development   -------------------      Stockholders'
                                   Shares   Amount      Capital  Compensation         Stage      Shares    Amount   Equity (Deficit)
                                ---------   ------   ----------  ------------   -----------   ---------    ------   ----------------
Balance, December 10, 1997
 (inception)                          200   $    -   $        -     $       -     $       -           -     $   -         $       -

Issuance of common stock for
 services in January, valued
 at $.13 per share                489,800      490       65,157             -             -           -         -            65,647
Sale of common stock in
 January, $.13 per share          510,000      510       67,642             -             -           -         -            68,152
Net loss                                -        -            -             -      (182,294)          -         -          (182,294)
                                ---------   ------   ----------     ---------     ---------    --------     -----         ---------

Balance, June 30, 1998          1,000,000    1,000      132,799             -      (182,294)          -         -           (48,495)

Fair value of common stock
 purchase warrants granted
 to creditor                            -        -        8,407             -             -           -         -             8,407
Sale of common stock in
 January, approximately
 $.85 per share, net of
 issuance costs of $131,708       291,838      292      116,062             -             -           -         -           116,354
Issuance of common stock for
 services in January, valued
 at approximately $.85 per
 share                             52,848       53       45,101             -             -           -         -            45,154
Conversion of note payable
 to common stock (note 6(a))       66,029       66      109,977             -             -           -         -           110,043
Issuance of common stock for
 services in February              63,440       63       53,861             -             -           -         -            53,924
Issuance of common stock for
 services in April              1,500,000    1,500      629,705      (244,156)            -           -         -           387,049
Amortization of deferred
 stock compensation                     -        -            -        45,247             -           -         -            45,247
Issuance of common stock for
 acquisition in June, net of
 acquisition costs of
 $46,753 (note 3)               3,033,014    3,033      886,155             -             -           -         -           889,188
Treasury stock repurchased
 by Company in June, at
 cost                                   -        -            -             -             -    (285,000)     (285)             (285)
Net loss                                -        -            -             -      (767,202)          -         -          (767,202)
                                ---------   ------   ----------     ---------     ---------    --------     -----         ---------

Balance, June 30, 1999          6,007,169   $6,007   $1,982,067     $(198,909)    $(949,496)   (285,000)    $(285)        $(839,384)
                                =========   ======   ==========     =========     =========    ========     =====         =========

See accompanying notes to consolidated financial statements.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

                     Consolidated Statements of Cash Flows
                          (Expressed in U.S. Dollars)

                                                                                   Period from       Period from
                                                                                  December 10,      December 10,
                                                                                          1997              1997
                                                                  Year ended    (inception) to    (inception) to
                                                               June 30, 1999     June 30, 1998     June 30, 1999
                                                               -------------    --------------    --------------
Cash flows from operating activities:
  Loss for the period                                             $ (767,202)        $(182,294)       $ (949,496)
  Items not affecting cash:
    Depreciation and amortization                                      5,336               620             5,956
    Common stock issued in exchange
     for services                                                    486,191            65,647           551,838
    Discount on notes payable                                          8,407                 -             8,407
  Changes in operating assets and liabilities:
    Accounts receivable                                              (14,728)                -           (14,728)
    Prepaid expenses                                                 (33,950)                -           (33,950)
    Other current assets                                             (49,014)             (242)          (49,256)
    Accounts payable and accrued liabilities                          64,556             3,710            68,266
                                                                  ----------         ---------        ----------

      Net cash used in operating activities                         (300,404)         (112,559)         (412,963)
                                                                  ----------         ---------        ----------

Cash flows from investing activities:
  Purchase of property and equipment                                 (13,055)           (3,322)          (16,377)
  Purchase of intangible asset                                        (3,486)                -            (3,486)
                                                                  ----------         ---------        ----------

      Net cash used in investing activities                          (16,541)           (3,322)          (19,863)
                                                                  ----------         ---------        ----------

Cash flows from financing activities:
  Proceeds from issuance of notes payable                             62,314            47,729           110,043
  Proceeds from issuance of bridge loan                               17,088                 -            17,088
  Repayment of bridge loan                                           (17,088)                -           (17,088)
  Cash acquired in acquisition                                       888,932                 -           888,932
  Net proceeds from sale of common stock                             161,508            68,152           229,660
                                                                  ----------         ---------        ----------

      Net cash provided by financing activities                    1,112,754           115,881         1,228,635
                                                                  ----------         ---------        ----------

Net increase in cash and cash equivalents                            795,809                 -           795,809

Cash and cash equivalents at beginning of period                           -                 -                 -
                                                                  ----------         ---------        ----------

Cash and cash equivalents at end of period                        $  795,809         $       -        $  795,809
                                                                  ==========         =========        ==========

Supplemental disclosure of non-cash financing activities:
  Notes payable converted into common stock                       $  110,043         $       -        $  110,043
  Deferred stock compensation                                        198,909                 -           198,909
  Discount on notes payable                                            8,407                 -             8,407
  Common stock issued for services                                   486,191            65,647           551,838
  Treasury stock acquired                                                285                 -               285
  Income taxes paid                                                        -                 -                 -

See accompanying notes to consolidated financial statements.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements
                          (Expressed in U.S. Dollars)

                            Year ended June 30, 1999
           Period from December 10, 1997 (inception) to June 30, 1998

--------------------------------------------------------------------------------

1.  Nature of development stage activities:

    Mex-Trans Seafood Consulting, Inc. was incorporated in Texas on February 13, 1989 and was a holding company prior to its merger with Reconnaissance Technologies Inc. ("Reconnaissance"). In anticipation of this merger, a shell company was incorporated in Nevada in April, 1999 and Mex-Trans Seafood Consulting, Inc. was merged into it, with PCsupport.com, Inc. ("PCS"), as the surviving company. PCS has no substantive operations. In June 1999, PCS merged with Reconnaissance, with PCsupport.com, Inc. (the "Company") being the surviving corporation (note 2(a)). The Company is currently in the business of developing and commercializing support services for the personal computer market. The Company believes that its first commercial applications will be providing daily secured backup of personal computer hard-drives over the Internet, overnight laptop replacements and an aggregation of web-based computer support services.

    These consolidated financial statements have been prepared on a going concern basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Certain conditions, discussed below, currently exist which raise substantial doubt upon the validity of this assumption. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

    The Company's future operations are dependent upon the market's acceptance of its services and the Company's ability to secure cost effective third party license service supply agreements. There can be no assurance that the Company's services will be able to secure market acceptance or that cost effective license and service supply agreements will exist or continue to exist. As of June 30, 1999, the Company is considered to be in the development stage as the Company has not generated significant revenues, is continuing to develop its business, and has experienced negative cash flow from operations. Operations have primarily been financed through the issuance of common stock. The Company does not have sufficient working capital to sustain operations until the end of the year ended June 30, 2000. Additional debt or equity financing will be required and may not be available or may not be available on reasonable terms.

2.  Significant accounting policies:

    (a)  Reverse take-over and basis of presentation:

         On June 23, 1999, PCS merged with Reconnaissance, with Reconnaissance's stockholders receiving the largest number of shares and control of the Company, PCSupport.Com, Inc. Accordingly, Reconnaissance is deemed the accounting acquiror for financial statement purposes.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

               Notes to Consolidated Financial Statements, page 2
                          (Expressed in U.S. Dollars)

                            Year ended June 30, 1999
           Period from December 10, 1997 (inception) to June 30, 1998

--------------------------------------------------------------------------------

2.  Significant accounting policies (continued):

    (a)  Reverse take-over and basis of presentation (continued):

         The acquisition is accounted for as a reverse take-over using the purchase method. The Company's historical financial statements reflect the financial position, results of operations and cash flows of Reconnaissance from the date of its incorporation on December 10, 1997 under the Company Act (British Columbia). On June 20, 1999, Reconnaissance continued its incorporation into Wyoming. The historical stockholders' equity gives effect to the shares issued to the stockholders of Reconnaissance. The results of operations of PCS are included from the date of acquisition, June 23, 1999.

    (b)  Basis of consolidation:

         These consolidated financial statements have been prepared using generally accepted accounting principles in the United States. The financial statements include the accounts of the Company's wholly-owned subsidiary, Reconnaissance International Ltd. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

    (c)  Use of estimates:

         The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported revenues and expenses for the reporting periods. Actual results may significantly differ from these estimates.

    (d)  Contract revenue recognition:

         Earned revenue from support service contracts is recognized on the percentage-of-completion method of accounting. Contract revenues earned are recorded using the percentage of contract costs incurred to date to total estimated contract costs.

         Anticipated losses on contracts are charged to earnings as soon as such losses can be estimated. Changes in estimated profits on contracts are recognized during the period in which the change in estimate is known.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

               Notes to Consolidated Financial Statements, page 3
                          (Expressed in U.S. Dollars)

                            Year ended June 30, 1999
           Period from December 10, 1997 (inception) to June 30, 1998

--------------------------------------------------------------------------------

2.  Significant accounting policies (continued):

    (e)  Foreign currency:

         The functional currency of the Company and its subsidiary is the United States dollar. Transactions in foreign currencies are translated to United States dollars at the rates in effect on the transaction date. Exchange gains or losses arising on translation or settlement of foreign currency denominated monetary items are included in the consolidated statement of operations.

    (f)  Cash and cash equivalents:

         The Company considers all short-term investments with a maturity date at purchase of three months or less to be cash equivalents.

    (g)  Property and equipment:

         Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives ranging from two to seven years.

    (h)  Major customers:

         All of the Company's revenues were from one Canadian customer for the year ended June 30, 1999.

    (i)  Income taxes:

         The Company follows the asset and liability method of accounting for income taxes. Under this method, current taxes are recognized for the estimated income taxes payable for the current period.

         Deferred income taxes are provided based on the estimated future tax effects of temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases as well as the benefit of losses available to be carried forward to future years for tax purposes.

         Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

               Notes to Consolidated Financial Statements, page 4
                          (Expressed in U.S. Dollars)

                            Year ended June 30, 1999
           Period from December 10, 1997 (inception) to June 30, 1998

--------------------------------------------------------------------------------

2.  Significant accounting policies (continued):

    (j)  Research and development:

         Research and development costs are expensed when incurred.

    (k)  Net loss per share:

         Basic earnings per share is computed using the weighted average number of common stock outstanding during the periods. Diluted loss per share is computed using the weighted average number of common and potentially dilutive common stock outstanding during the period. As the Company has a net loss in each of the periods presented, basic and diluted net loss per share is the same.

         Excluded from the computation of diluted loss per share for the year ended June 30, 1999 are warrants to purchase 311,838 shares of common stock because their effects would be anti-dilutive. Also excluded from the computation of diluted earnings per share for the period from December 10, 1997 (inception) to June 30, 1998 are 40,528 shares of potential common stock resulting from the assumed conversion of the convertible notes payable because their effects would be anti-dilutive.

    (l)  Stock-based compensation:

         The Company accounts for its stock-based compensation arrangement in accordance with provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense under fixed plans would be recorded on the date of grant only if the fair value of the underlying stock at the date of grant exceeded the exercise price. The Company recognizes compensation expense for stock options, common stock and other equity instruments issued to non-employees for services received based upon the fair value of the services or equity instruments issued, whichever is more reliably determined. This information is presented in note 6(b)(ii).

         SFAS No. 123, Accounting for Stock Based Compensation, required entities that continue to apply the provision of APB Opinion No. 25 for transactions with employees to provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied to these transactions.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

               Notes to Consolidated Financial Statements, page 5
                          (Expressed in U.S. Dollars)

                            Year ended June 30, 1999
           Period from December 10, 1997 (inception) to June 30, 1998

--------------------------------------------------------------------------------

3.  Acquisitions:

    In June, 1999, PCS merged with Reconnaissance. The acquisition was a reverse take-over with Reconnaissance being the deemed accounting acquiror for financial statements purposes.

    The acquisition was recorded using the purchase method. Net assets acquired through the issuance of common stock consisted of cash and cash equivalents with a fair value of $935,685. Cash and cash equivalents held by PCS were obtained through a private placement which was contingent on this acquisition being completed. Acquisition related costs of $46,753 were incurred and were recorded as a decrease in the acquisition amount carried in stockholders' equity.

    The following table reflects unaudited proforma information which combines the operations PCS and Reconnaissance for the year ended June 30, 1999 and the period from December 10, 1997 (inception) to June 30, 1998 as if the acquisition of PCS had taken place at the beginning of the period. There were no proforma adjustments required in combining this information of these two entities. This proforma information does not reflect any non-recurring charges or credits directly attributable to the transaction. This proforma information does not purport to be indicative of the revenues and net loss that could have resulted had the acquisition been in effect for the period presented and is not intended to be a projection of future results or trends.

    -------------------------------------------------------------------------
                                                                  Period from
                                                                 December 10,
                                                                         1997
                                                Year ended     (inception) to
                                                  June 30,           June 30,
                                                      1999               1998
    -------------------------------------------------------------------------
    Revenue                                      $      99          $       -
    Cost of service                                     86                  -
    -------------------------------------------------------------------------

    Gross profit                                        13                  -

    Expenses
     Research and development                       17,646              2,814
     Marketing and promotion                       477,103            120,918
     General and administrative                    317,685             63,562
     Interest, net                                   6,513                  -
    -------------------------------------------------------------------------

    Net loss for the period                      $(818,947)         $(187,294)
    -------------------------------------------------------------------------

    Net loss per share                           $   (0.14)         $   (0.04)
    -------------------------------------------------------------------------

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

               Notes to Consolidated Financial Statements, page 6
                          (Expressed in U.S. Dollars)

                            Year ended June 30, 1999
           Period from December 10, 1997 (inception) to June 30, 1998

--------------------------------------------------------------------------------

4.  Property and equipment:

    Property and equipment consists of the following:

                                                               June 30,
                                                       ----------------------
                                                          1999           1998
                                                       -------         ------

    Computer equipment                                 $14,173         $2,295
    Furniture and office equipment                       1,584          1,027
                                                       -------         ------
                                                        15,757          3,322
    Less accumulated depreciation                        4,547            620
                                                       -------         ------

                                                       $11,210         $2,702
                                                       =======         ======

5.  Intangible asset:

    Intangible assets includes the cost of acquiring the Company's World Wide Web domain name and is amortized straight line over a three year period.


6.  Stockholders' equity:

    (a)  Convertible notes payable:

         The Company had outstanding a $47,729 convertible note payable to a shareholder at June 30, 1998 and was advanced an additional $62,314 between July, 1998 and February, 1999. The notes were non-interest bearing and were converted into 66,029 shares of common stock in February, 1999.

    (b)  Stock options, stock-based compensation and share-purchase warrants:

         i)  Stock options

             In 1999, the Company adopted a fixed stock option plan that provides for the issuance of incentive and non-qualified stock options to officers, directors, employees, and consultants to acquire shares of the Company's common stock.

             The Board of Directors determines the terms of the options granted, including the number of options granted, the exercise price and the vesting schedule. The exercise price for qualified incentive stock options shall not be less than the fair market value of the underlying stock at the date of grant, and have terms no longer than five years from the date of grant. As of June 30, 1999, no options have been granted under the plan.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

               Notes to Consolidated Financial Statements, page 7
                          (Expressed in U.S. Dollars)

                            Year ended June 30, 1999
           Period from December 10, 1997 (inception) to June 30, 1998

--------------------------------------------------------------------------------

6.  Stockholders' equity (continued):

    (b) Stock options, stock-based compensation and share-purchase warrants (continued):

         ii)  Stock-based compensation

              In January, 1998, the Company recorded non-cash compensation expense of $65,647 related to the sale of 489,800 common shares at $.01 per share to certain stockholders and officers of the Company. The fair value of the common shares was estimated at $.13 per share at the time of the transaction.

              In January, 1999, the Company recorded non-cash interest expense of $8,407 related to the issuance of warrants to purchase 20,000 shares of common stock. The warrants are exerciseable immediately at an exercise price of $.85 per share and expire in January, 2002. The fair value of the warrants granted is estimated using the Black-Scholes option pricing model with the following assumptions: Expected volatility of 70%, risk-free interest rate of 4.8%, expected life of 3 years, and a 0% dividend yield.

              In January, 1999, the Company issued 52,848 shares of common stock in exchange for services relating to share issuance. The fair value of these services was estimated based upon the estimated fair value of the shares at $.85 per share or $45,154. The costs were deducted from the additional paid-in capital from the sale of common stock in January, 1999.

              In February, 1999, the Company recorded non-cash compensation expense of $53,924 related to the issuance of 63,440 shares of common stock to certain stockholders and officers of the Company. The fair value of the shares was estimated at $.85 per share at the time of the transaction.

              In April, 1999, the Company recorded non-cash compensation expense and deferred compensation expense of $631,800 related to the issuance of 1,500,000 shares of common stock at no cost certain officers and stockholders. The value of the shares was estimated at $.52 per share. A certain portion of these shares are subject to vesting over a period of time. Compensation expense relating to these shares were recorded as deferred stock compensation to be amortized over their respective vesting periods. In June, 1999, the Company repurchased 285,000 common shares at $0.001 per share and recorded the transaction as shares held in treasury as of June 30, 1999.

              Pursuant to an agreement dated July 31, 1999, the Company has the option to re-purchase certain shares held by executive officers if their employment ceases with the Company prior to January 1, 2002 at a price of $0.01 per share.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

               Notes to Consolidated Financial Statements, page 8
                          (Expressed in U.S. Dollars)

                            Year ended June 30, 1999
           Period from December 10, 1997 (inception) to June 30, 1998

--------------------------------------------------------------------------------

6.  Stockholders' equity (continued):

      iii)  Share purchase warrants:

                                                                Outstanding warrants
                                                           -----------------------------
         Expiry dates           Exercise price per share   June 30, 1999   June 30, 1998
         ------------           ------------------------   -----------------------------
         January, 2004 (6ii)             $0.85                  20,000           -
         various (a)                     $0.85                 291,838           -
                                                               -------     ------------
                                                               311,838           -
                                                               =======     ============

         (a) Between January 26, 1999 and February 18, 1999, the Company issued warrants which are exercisable at $0.85 per share for a period expiring three months after the completion of an initial public offering by the Company of its common shares at a price per share of $0.85 prior to July 18, 1999 and $1.34 per share thereafter. If the Company completes a financing of common shares for gross proceeds in excess of $400,000 Cdn. prior to the expiry of the warrants and the common shares are sold in excess of the exercise price, the warrant exercise price will increase to the offering price per share if the warrants are exercised within 10 days.

    (c)  Reverse stock split:

         In June 1999, the Company authorized a 1-for-5 reverse stock split of the Company's common stock. All share and per share information has been adjusted for all periods presented to reflect the reverse stock split.

7.  Operating leases:

    The Company leases office facilities in British Columbia under an operating lease agreement that expires November, 2002. Rent under the agreement increases 20% and 8.3% after the first and second years, respectively. Minimum lease payments under operating leases are as follows:

                     2000                        $178,278
                     2001                         351,732
                     2002                         381,039
                     2003                         158,766

    Rent expense totalled $9,587 and $7,273 for the year ended June 30, 1999 and the period from December 10, 1997 (inception) to June 30, 1998, respectively.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

               Notes to Consolidated Financial Statements, page 9
                          (Expressed in U.S. Dollars)

                            Year ended June 30, 1999
           Period from December 10, 1997 (inception) to June 30, 1998

--------------------------------------------------------------------------------

8.  Deferred tax assets and liabilities:

                                                                  June 30,
                                                           ---------------------
                                                                1999        1998
                                                           ---------    --------
    Deferred tax assets:
      Operating loss carry forward                         $ 228,000    $ 56,000
      Share issue costs and other                             46,500         300
                                                           ---------    --------

    Total deferred tax assets before valuation allowance     274,500      56,300
    Valuation allowance                                     (274,500)    (56,300)
                                                           ---------    --------

    Net deferred tax assets                                $       -    $      -
                                                           =========    ========

    Management believes that it is not more likely than not that it will create sufficient taxable income sufficient to realize its deferred tax assets. It is reasonably possible these estimates could change due to future income and the timing and manner of the reversal of deferred tax liabilities. Due to its losses, the Company has no income tax expense.

    The Company has operating loss carryforwards for income tax purposes at June 30, 1999 of approximately $530,000 (1998 - $123,000). Operating losses begin to expire in fiscal year 2002.


9.  Financial instruments:

    (a)  Fair values:

         The Company regularly invests funds in excess of its immediate needs in money market accounts. The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their financial statement carrying amounts due to the short-term maturities of these instruments. The carrying amount of notes payable approximates fair value since they have a short-term to maturity.

    (b)  Foreign currency risk:

         The Company operates internationally which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

              Notes to Consolidated Financial Statements, page 10
                          (Expressed in U.S. Dollars)

                            Year ended June 30, 1999
           Period from December 10, 1997 (inception) to June 30, 1998

--------------------------------------------------------------------------------

10.  Related party transactions:

     In December, 1997, the Company entered into a contract with stockholders to provide the duties of President and of Chief Technical Officer. The contract expires in November 1999, with a twelve month renewal option. The Company incurred cash compensation expense of $88,204 and $41,564 and non-cash compensation expense of $302,548 and $58,776 during the year ended June 30, 1999, and the period from December 10, 1997 (inception), to June 30, 1998, respectively.

     In 1999, the Company has entered into a contract with a consulting company owned by a stockholder to provide the duties of Chief Financial Officer. The Company incurred cash compensation expense of $19,686 and non-cash compensation expense of $32,987 during the year ended June 30, 1999.


11.  Uncertainty due to the Year 2000 Issue:

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. The Company is currently working on their Year 2000 preparations. However, it is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

12.  Subsequent events

     Subsequent to year-end, the Company granted 430,750 stock options to officers, directors and employees with an exercise price of $1.00 per share.

                 Unaudited Consolidated Financial Statements
                     for Quarter ended September 30, 1999

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

                      Interim Consolidated Balance Sheets
                          (Expressed in U.S. Dollars)

                                                                      September 30,     June 30,
                                                                           1999           1999
                                                                      --------------   -----------
                                                                       (unaudited)
                           Assets

Current assets:
  Cash and cash equivalents                                             $   255,770    $  795,809
  Accounts receivable                                                        50,239        14,728
  Prepaid expenses                                                            2,853        33,950
  Other current assets                                                       24,357        49,256
                                                                        -----------    ----------

   Total current assets                                                     333,219       893,743

Property and equipment                                                      102,756        11,210

Intangible asset                                                              2,419         2,697
                                                                        -----------    ----------

                                                                        $   438,394    $  907,650
                                                                        ===========    ==========

            Liabilities and Stockholders' Equity

Current liabilities:
  Accounts payable and accrued liabilities                              $    89,486    $   68,266

Stockholders' equity (note 3):
  Common stock, $0.001 par value, authorized 100,000,000 shares;
     issued 6,075,569 shares at September 30 and 6,007,169
     shares at June 30, 1999                                                  6,076         6,007
  Additional paid-in capital                                              2,114,490     1,982,067
  Deferred stock compensation                                              (159,417)     (198,909)
  Deficit accumulated during the development stage                       (1,611,956)     (949,496)
  Treasury stock, 285,000 shares in 1999, at cost                              (285)         (285)
                                                                        -----------    ----------

   Total stockholders' equity                                               348,908       839,384
                                                                        -----------    ----------

                                                                        $   438,394    $  907,650
                                                                        ===========    ==========

See accompanying notes to interim consolidated financial statements.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

                 Interim Consolidated Statements of Operations
                          (Expressed in U.S. Dollars)

                                                                                  Period from
                                                                                 December 10,
                                                                                         1997
                                                         Three months ended    (inception) to
                                                            September 30,       September 30,
                                                            1999          1998           1999
                                                      ----------    ----------    -----------
                                                            (unaudited)           (unaudited)
Revenue                                               $      706    $        -    $       805
Cost of services                                             710             -            796
                                                      ----------    ----------    -----------

 Gross profit                                                 (4)            -              9
                                                      ----------    ----------    -----------

Operating expenses:
  Research and development                               225,221         1,650        245,681
  Marketing and promotion                                226,813         1,650        825,897
  General and administrative                             218,275        35,678        541,727
                                                      ----------    ----------    -----------
                                                         670,309        38,978      1,613,305
                                                      ----------    ----------    -----------

Loss from operations                                    (670,313)      (38,978)    (1,613,296)

Interest income, net                                       7,853             -          1,340
                                                      ----------    ----------    -----------

Loss for the period                                   $ (662,460)   $  (38,978)   $(1,611,956)
                                                      ==========    ==========    ===========

Net loss per common share, basic and diluted          $    (0.11)   $    (0.04)   $     (0.79)
                                                      ==========    ==========    ===========

Weighted average common shares outstanding,
 basic and diluted                                     6,029,969     1,000,000      2,041,444
                                                      ==========    ==========    ===========

See accompanying notes to interim consolidated financial statements.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

            Interim Consolidated Statements of Stockholders' Equity
                                  (Unaudited)
                          (Expressed in U.S. Dollars)

                     Three months ended September 30, 1999
        Period from December 10, 1997 (inception) to September 30, 1999

                                                                                      Deficit
                                                                                  Accumulated
                                   Common Shares     Additional       Deferred         During     Treasury Stock              Total
                                ------------------      Paid-in          Stock    Development   ------------------    Stockholders'
                                   Shares   Amount      Capital   Compensation          Stage     Shares    Amount           Equity
                                ---------   ------   ----------   ------------    -----------   --------    ------           ------

Balance, December 10, 1997
 (inception)                          200   $    -   $        -      $       -    $         -          -     $   -        $       -

Issuance of common stock for
 services in January, valued
 at $.13 per share                489,800      490       65,157              -              -          -         -           65,647
Sale of common stock in
 January, $.13 per share          510,000      510       67,642              -              -          -         -           68,152
Net loss                                -        -            -              -       (182,294)         -         -         (182,294)
                                ---------   ------   ----------   ------------    -----------   --------    ------        ---------

Balance, June 30, 1998          1,000,000    1,000      132,799              -       (182,294)         -         -          (48,495)

Fair value of common stock
 purchase warrants granted
 to creditor                            -        -        8,407              -              -          -         -            8,407
Sale of common stock in
 January, approximately
 $.85 per share, net of
 issuance costs of $131,708       291,838      292      116,062              -              -          -         -          116,354
Issuance of common stock for
 services in January, valued
 at approximately $.85 per
 share                             52,848       53       45,101              -              -          -         -           45,154
Conversion of note payable
 to common stock                   66,029       66      109,977              -              -          -         -          110,043
Issuance of common stock for
 services in February              63,440       63       53,861              -              -          -         -           53,924
Issuance of common stock for
 services in April              1,500,000    1,500      629,705       (244,156)             -          -         -          387,049
Amortization of deferred
 stock compensation                     -        -            -         45,247              -          -         -           45,247
Issuance of common stock for
 acquisition in June, net of
 acquisition costs of
 $46,753                        3,033,014    3,033      886,155              -              -          -         -          889,188
Treasury stock repurchased
 by Company in June, at cost            -        -            -              -              -   (285,000)     (285)            (285)
Net loss                                -        -            -              -       (767,202)         -         -         (767,202)
                                ---------   ------   ----------   ------------    -----------   --------    ------        ---------

Balance, June 30, 1999          6,007,169    6,007    1,982,067       (198,909)      (949,496)  (285,000)     (285)         839,384

Exercise of warrants in July       68,400       69       58,197              -              -          -         -           58,266
Fair value of options issued
 to employees and consultants           -        -       74,226              -              -          -         -           74,226
Amortization of deferred
 stock compensation                     -        -            -         39,492              -          -         -           39,492
Net loss                                -        -            -              -       (662,460)         -         -         (662,460)
                                ---------   ------   ----------   ------------    -----------   --------    ------        ---------

Balance, September 30, 1999     6,075,569   $6,076   $2,114,490      $(159,417)   $(1,611,956)  (285,000)    $(285)       $ 348,908
                                =========   ======   ==========   ============    ===========   ========    ======        =========

See accompanying notes to interim consolidated financial statements.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

                 Interim Consolidated Statements of Cash Flows
                          (Expressed in U.S. Dollars)

                                                                                                                Period from
                                                                                                          December 10, 1997
                                                                         Three months ended                  (inception) to
                                                                            September 30,                     September 30,
                                                                              1999              1998                   1999
                                                               -------------------------------------           ------------
                                                                             (unaudited)                        (unaudited)
Cash flows from operating activities:
  Loss for the period                                                   $(662,460)         $(38,978)           $(1,611,956)
  Items not affecting cash:
     Depreciation and amortization                                          9,649               366                 15,605
     Stock options issued to employees
      and consultants                                                      74,226                 -                 74,226
     Common stock issued in exchange
      for services                                                              -                 -                506,591
     Amortization of deferred stock
      compensation                                                         39,492                                   84,739
     Discount on notes payable                                                  -                 -                  8,407
  Changes in operating assets and liabilities:
     Accounts receivable                                                  (35,511)           (1,608)               (50,239)
     Prepaid expenses                                                      31,097                 -                 (2,853)
     Other current assets                                                  24,899               242                (24,357)
     Accounts payable and accrued liabilities                              21,220            21,133                 89,486
                                                                        ---------          --------            -----------

      Net cash used in operating activities                              (497,388)          (18,845)              (910,351)
                                                                        ---------          --------            -----------

Cash flows from investing activities:
  Purchase of property and equipment                                     (100,917)             (290)              (117,294)
  Purchase of intangible asset                                                  -                 -                 (3,486)
                                                                        ---------          --------            -----------

      Net cash used in investing activities                              (100,917)           (1,260)              (120,780)
                                                                        ---------          --------            -----------

Cash flows from financing activities:
  Proceeds from issuance of notes payable                                       -            19,135                110,043
  Proceeds from issuance of bridge loan                                         -                 -                 17,088
  Repayment of bridge loan                                                      -                 -                (17,088)
  Cash acquired in acquisition                                                  -                 -                888,932
  Proceeds from exercise of share
   purchase warrants                                                       58,266                 -                 58,266
  Net proceeds from sale of common stock                                        -                 -                229,660
                                                                        ---------          --------            -----------

      Net cash provided by financing activities                            58,266            19,135              1,286,901
                                                                        ---------          --------            -----------

Net increase (decrease) in cash and cash
 equivalents                                                             (540,039)                -                255,770

Cash and cash equivalents at beginning of period                          795,809                 -                      -
                                                                        ---------          --------            -----------

Cash and cash equivalents at end of period                              $ 255,770          $      -            $   255,770
                                                                        =========          ========            ===========

Supplemental disclosure of non-cash financing activities:
  Notes payable converted into common stock                             $       -          $      -            $   110,043
  Deferred stock compensation                                                   -                 -                159,417
  Discount on notes payable                                                     -                 -                  8,407
  Common stock issued for services                                              -                 -                506,591
  Options issued for services                                              74,226                 -                 74,226
  Treasury stock acquired                                                       -                 -                    285

See accompanying notes to interim consolidated financial statements.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

               Notes to Interim Consolidated Financial Statements
                                  (Unaudited)
                          (Expressed in U.S. Dollars)

                     Three months ended September 30, 1999
        Period from December 10, 1997 (inception) to September 30, 1999

--------------------------------------------------------------------------------

1.  Nature of development stage activities:

    Mex-Trans Seafood Consulting, Inc. was incorporated in Texas on February 13, 1989 and was a holding company prior to its merger with Reconnaissance Technologies Inc. ("Reconnaissance"). In anticipation of the merger, a shell company was incorporated in Nevada in April, 1999 and Mex-Trans Seafood Consulting, Inc. was merged into it, with PCsupport.com, Inc. ("PCS"), as the surviving company. PCS had no substantive operations. In June 1999, PCS merged with Reconnaissance, with PCsupport.com, Inc. (the "Company") being the surviving corporation (note 2(a)). The Company is currently in the business of developing and commercializing support services for the personal computer market. The Company believes that its first commercial applications will be providing daily secured backup of personal computer hard-drives over the Internet, overnight laptop replacements and an aggregation of web-based computer support services.

    These interim consolidated financial statements have been prepared on a going concern basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Certain conditions, discussed below, currently exist which raise substantial doubt upon the validity of this assumption. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

    The Company's future operations are dependent upon the market's acceptance of its services and the Company's ability to secure cost effective third party license service supply agreements. There can be no assurance that the Company's services will be able to secure market acceptance or that cost effective license and service supply agreements will exist or continue to exist. As of September 30, 1999, the Company is considered to be in the development stage as the Company has not generated significant revenues, is continuing to develop its business, and has experienced negative cash flow from operations. Operations have primarily been financed through the issuance of common stock. The Company does not have sufficient working capital to sustain operations until September 30, 2000. Additional debt or equity financing will be required and may not be available or may not be available on reasonable terms.

2.  Basis of presentation:

    (a)  Reverse take-over and basis of presentation:

         On June 23, 1999, PCS merged with Reconnaissance, with Reconnaissance's stockholders receiving the largest number of shares and control of the Company, PCSupport.Com, Inc. Accordingly, Reconnaissance is deemed the accounting acquiror for financial statement purposes.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

           Notes to Interim Consolidated Financial Statements, page 2
                                  (Unaudited)
                          (Expressed in U.S. Dollars)

                     Three months ended September 30, 1999
        Period from December 10, 1997 (inception) to September 30, 1999

--------------------------------------------------------------------------------

2.  Basis of presentation (continued):

    (a)  Reverse take-over and basis of presentation (continued):

         The acquisition is accounted for as a reverse take-over using the purchase method. The Company's historical financial statements reflect the financial position, results of operations and cash flows of Reconnaissance from the date of its incorporation on December 10, 1997 under the Company Act (British Columbia). On June 20, 1999, Reconnaissance continued its incorporation into Wyoming. The historical stockholders' equity gives effect to the shares issued to the stockholders of Reconnaissance. The results of operations of PCS are included from the date of acquisition, June 23, 1999.

    (b)  Basis of consolidation:

         These interim consolidated financial statements have been prepared using generally accepted accounting principles in the United States. The interim financial statements include the accounts of the Company's wholly-owned subsidiary, Reconnaissance International Ltd. and all adjustments, consisting solely of normal recurring adjustments, which in management's opinion are necessary for a fair presentation of the financial results for the interim periods. The financial statements have been prepared consistent with the accounting policies described in the Company's Annual Report in Form 10-KSB filed with the Securities and Exchange Commission for the year ended June 30, 1999 and should be read in conjunction therewith. Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

    (c)  Use of estimates:

         The preparation of interim consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported revenues and expenses for the reporting periods. Actual results may significantly differ from these estimates.

    (d)  Net loss per share:

         Basic loss per share is computed using the weighted average number of common stock outstanding during the periods. Diluted loss per share is computed using the weighted average number of common and potentially dilutive common stock outstanding during the period. As the Company has a net loss in each of the periods presented, basic and diluted net loss per share is the same.

         Excluded from the computation of diluted loss per share for the three months ended September 30, 1999 are warrants to purchase 243,438 (September 30, 1998 - nil) shares of common stock and options to purchase 527,950 (September 30, 1998 - nil) shares of common stock because their effects would be anti-dilutive.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

           Notes to Interim Consolidated Financial Statements, page 3
                                  (Unaudited)
                          (Expressed in U.S. Dollars)

                     Three months ended September 30, 1999
        Period from December 10, 1997 (inception) to September 30, 1999

--------------------------------------------------------------------------------

2.  Basis of presentation (continued):

    (d)  Net loss per share (continued):

         Excluded from the computation of diluted loss per share for the three months ended September 30, 1998 are 39,787 shares of potential common stock resulting from the assumed conversion of convertible notes payable because their effects would be anti-dilutive.


3.  Stockholders' equity:

    (a)  Stock options and stock-based compensation:

         On July 2, 1999, the Company adopted a fixed stock option plan that provides for the issuance of incentive and non-qualified stock options to officers, directors, employees, and consultants to acquire shares of the Company's common stock.

         The Board of Directors determines the terms of the options granted, including the number of options granted, the exercise price and the vesting schedule. The exercise price for qualified incentive stock options shall not be less than the fair market value of the underlying stock at the date of grant, and have terms no longer than five years from the date of grant.

         Between July 2 and September 30, 1999, the Company recorded non-cash compensation expense of $74,226 related to the issuance of options to purchase 527,950 shares of common stock to employees and consultants. The options have exercise prices ranging from $1.00 to $2.00 and have a vesting period ranging from immediate up to 36 months.

    (b)  Warrants

                                                            Outstanding warrants
                                                     ----------------------------------
           Expiry dates   Exercise price per share   September 30, 1999   June 30, 1999
           ------------   ------------------------   ------------------   -------------
           January, 2000            $0.85                   20,000            20,000

           various (i)              $1.34                  223,438           291,838
                                                           -------           -------
                                                           243,438           311,838
                                                           =======           =======

           (i) Between January 26, 1999 and February 18, 1999, the Company issued warrants to purchase 291,838 shares of common stock which are exercisable at $0.85 per share for a period expiring three months after the completion of an initial public offering by the Company of its common shares at a price per share of $0.85 prior to July 18, 1999 and $1.34 per share thereafter. If the Company completes a financing of common shares for gross proceeds in excess of $400,000 Cdn. prior to the expiry of the warrants and the common shares are sold in excess of the exercise price, the warrant exercise price will increase to the offering price per share if the warrants are not exercised within 10 days.

                In July, 1999, warrants to purchase 68,400 common shares at $0.85 were exercised.

                       PCSUPPORT.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)

           Notes to Interim Consolidated Financial Statements, page 4
                                  (Unaudited)
                          (Expressed in U.S. Dollars)

                     Three months ended September 30, 1999
        Period from December 10, 1997 (inception) to September 30, 1999

--------------------------------------------------------------------------------

4.  Uncertainty due to the Year 2000 Issue:

    The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. The Company is currently working on their Year 2000 preparations. However, it is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                                   PART III

ITEM 1.   INDEX TO EXHIBITS

Exhibit Number                         Description
--------------                         -----------
2.1*              Articles of Incorporation of the Company dated as of April 5,
                  1999.

2.2* Articles/Certificate of Merger of the Company dated as of April 5, 1999.

2.3* Certificate of Correction of the Company dated as of June 2, 1999.

2.4*              Articles of Merger of the Company dated as of June 21, 1999.

2.5*              Bylaws of the Company.

3.1* Form of Warrant issued to former RTI warrantholders in connection with the Merger.

3.2* Form of Warrant issued to Advanced in connection with the Merger.

5.1* Plan of Reorganization and Merger dated as of May 5, 1999 between the Company and RTI.

5.2* Contract for Services dated as of June 23, 1999 between the Company and The Dromond Techonologies Group.

5.3*              Consulting Contract dated as of April 1, 1999 between RTI and
                  Strategic Catalysts Inc.

5.4* Employment and Consulting Contract dated as of July 9, 1999 between the Company and Clifford Rowlands.

5.5* Service Supply Agreement dated as of June 8, 1998 between RTI and StorageTek Canada Inc.

5.6* Service Contract dated as of April 1, 1999 between the Company and Unisys of Canada Inc.

5.7* Letter of Intent dated as of October 6, 1999 between the Company and Go Figure Technology Inc.

5.8* Agreement dated as of June 21, 1999 between the Company and Communicate.com Inc.

5.9*              Directors, Officers and Employee Stock Option Plan approved on
                  July 2, 1999.

5.10*             Stock Option Agreement dated as of June 28, 1999 between the
                  Company and Michael McLean.

5.11*             Stock Option Agreement dated as of June 28, 1999 between the
                  Company and Steve Macbeth.

5.12*             Stock Option Agreement dated as of June 28, 1999 between the
                  Company and David Rowat.

5.13*             Stock Option Agreement dated as of June 15, 1999 between the
                  Company and Clifford Rowlands.

5.14*             Stock Option Agreement dated as of June 28, 1999 between the
                  Company and Benjamin Catalano.

5.15* Stock Pooling and Escrow Agreement dated as of July 31, 1999 among the Company, Advanced Financial Services Inc., Alan
                  Ackerman, David Rowat, Clifford Rowlands, Michael McLean,
                  Steve Macbeth, The Dromond Group Ltd., and Owen, Bird.

5.16*             Offer to Sub-Lease dated as of April 22, 1999 among Electronic
                  Arts (Canada), Inc., RTI, and Beutel Goodman Real Estate
                  Group.

5.17*             Lease dated as of March, 26, 1992 between The Canada Life
                  Assurance Company and Osiware Inc.

5.18*             Assignment Agreement dated as of July 29, 1997 among Infonet
                  Software Solutions Inc., Electronic Arts (Canada), Inc., and
                  547495 Ontario Limited.

5.19*             Consulting Agreement dated as of September 1, 1999 between the
                  Company and Irwin Olian.

5.20*             Consulting Contract dated as of August 6, 1999 between the
                  Company and M.A. Levy & Assoc.

5.21*             Consulting Agreement dated as of June 1, 1998 between RTI and
                  Rick Mark & Associates.

5.22*             First Amendment to Consulting Agreement dated as of January
                  25, 1999 between RTI and Rick Mark & Associates.

5.23*             Mutual Release dated as of May 19, 1999 between RTI and Rick
                  Mark & Associates.

5.24*             Letter dated as of May 20, 1999 from RTI to Rick Mark &
                  Associates giving notice of termination.

27                Financial Data Schedule

* Incorporated by reference from the Company's filing on Form 10-SB on October 18, 1999.

                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this first amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              PCSupport.com, Inc.
--------------------------------------------------------------------------------
                                 (Registrant)


Date:  November 22, 1999


By: /s/ Michael G. McLean
    ___________________________________________
       Michael G. McLean
       President and Chief Executive Officer